# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amtech Systems Inc., CIK 0000720500
CUSIP: 032332504
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Address of issuer's principal executive offices: 58 S River Drive Suite 370, Tempe, Arizona (AZ), 85288
Date of event which requires filing of this statement: 06/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-24-061136
Filed by CIK 0001644342
Persons authorized to receive notices and communications: Garrett Lynam, Kokino LLC, 201 Tresser Boulevard, 3rd Floor, Stamford, Connecticut (CT), 06901, 203-595-4552

## Reporting persons
- Piton Capital Partners LLC (CIK 0001644342): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 600,000; shared voting power 0; sole dispositive power 600,000; shared dispositive power 0; aggregate amount beneficially owned 600,000 (4.1% of the class)
  Comment: * See Item 2 and Item 5.
  
  **This calculation is rounded to the nearest tenth and is based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).
- Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (CIK 0001760183): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,386,312; shared voting power 0; sole dispositive power 1,386,312; shared dispositive power 0; aggregate amount beneficially owned 1,386,312 (9.6% of the class)
  Comment: * See Item 2 and Item 5.
  
  ** This calculation is rounded to the nearest tenth and is based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).
- Robert Averick (CIK 0001343599): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 2,986,341; sole dispositive power 0; shared dispositive power 2,986,341; aggregate amount beneficially owned 2,986,341 (20.6% of the class)
  Comment: * See Item 2 and Item 5.
  
  ** This calculation is rounded to the nearest tenth and is based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).
- M3C Holdings LLC (CIK 0001595803): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 263,688; shared voting power 0; sole dispositive power 263,688; shared dispositive power 0; aggregate amount beneficially owned 263,688 (1.8% of the class)
  Comment: * See Item 2 and Item 5.
  
  ** This calculation is rounded to the nearest tenth and is based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).
- OIH LLC (CIK 0001651816): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 22,917; shared voting power 0; sole dispositive power 22,917; shared dispositive power 0; aggregate amount beneficially owned 22,917 (0.2% of the class)
  Comment: * See Item 2 and Item 5.
  
  ** This calculation is rounded to the nearest tenth and is based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value Per Share
Name of issuer: Amtech Systems Inc.
Address of issuer's principal executive offices: 58 S River Drive Suite 370, Tempe, Arizona (AZ), 85288
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 8") amends the Schedule 13D filed on January 25, 2016 (the "Original Schedule 13D"), as most recently amended on February 18, 2025. The Original Schedule 13D and all amendments thereto (including this amendment) are collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings given to them in the Original Schedule 13D (as amended). The Original Schedule 13D (as amended) remains in full force and effect, except as specifically amended by this Amendment No. 8. This Amendment No. 8 is being filed to report Mr. Averick's entry into the Lock-Up Agreement (as defined and described in the response to Item 6).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The first paragraph of the response to Item 3 is hereby amended and restated in its entirety to read as follows:

As of June 2, 2026, the Reporting Persons had collectively acquired an aggregate of 3,009,258 Shares over the course of various prior purchases for total consideration of approximately $23 million. Each Reporting Person funded such prior purchases out of their available cash on hand (which, in the case of Reporting Persons that are entities, may include capital contributed by their respective owners). Additionally, Mr. Averick has exercised various director stock options and received various restricted stock units, each awarded for his service as a Company director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are rounded to the nearest tenth and based on 14,499,088 Shares outstanding, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 7, 2026 (File No. 000-11412).

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on June 2, 2026 based on reported shares in the 10-Q mentioned above. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.

The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

M3C is a member of Piton, along with other Family Clients of Kokino.

Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton. Mr. Averick is also currently a director of the Issuer. See Item 2. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 2,986,341 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 736,341 Shares beneficially owned by Mr. Averick. With respect to the 736,341 Shares described in clause (iv) above, Mr. Averick's spouse may be deemed to share the power to vote and dispose or direct the disposition of such Shares. Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Mr. Averick also holds unvested restricted stock units that are not included in this Share count as they vest on March 4, 2027.

Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino. The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino. Piton is managed by its managing member, PCM. PCM is in turn managed by its managing member, Kokino. Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent. Mr. Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in the Shares with assistance from other Kokino personnel. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Trust, M3C and Piton (as applicable).

OIH is a Connecticut limited liability company and investment entity controlled by Brian Olson. Brian Olson is the President and Chief Investment Officer of Kokino. As a key employee of Kokino and manager of OIH, Mr. Olson may be deemed to share the power to vote and dispose (or direct the disposition of) 2,272,917 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 1,386,312 Shares beneficially owned by the Trust; (ii) 263,688 Shares beneficially owned by M3C; (iii) 600,000 Shares beneficially owned by Piton; and (iv) 22,917 Shares beneficially owned by OIH.
Transactions in the class effected during the past sixty days: Except as set forth below, none of the Reporting Persons has effected any transaction in the Shares during the past sixty (60) days. On May 28, 2026, Mr. Averick acquired an aggregate of 18,000 Shares upon the exercise of director stock options, consisting of (i) 6,000 Shares at an exercise price of $7.40 per Share, (ii) 6,000 Shares at an exercise price of $11.51 per Share, and (iii) 6,000 Shares at an exercise price of $10.22 per Share. Following these exercises, Mr. Averick no longer holds any director stock options of the Issuer. The foregoing transactions were reported on a Form 4 filed by Mr. Averick with the SEC on June 1, 2026, and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following text prior to the final paragraph:

In connection with an underwritten public offering of Shares by the Issuer announced on June 1, 2026 (the "Offering"), Mr. Averick, in his capacity as a director of the Issuer, entered into a lock-up agreement, dated as of June 1, 2026 (the "Lock-Up Agreement"), with Titan Partners Group LLC, a division of American Capital Partners, LLC ("Titan"). Subject to the exceptions set forth therein, the Lock-Up Agreement provides that, for the period from the date of the Lock-Up Agreement until sixty (60) days after the Closing Date (as defined in the related underwriting agreement (the "Underwriting Agreement")) (such period, the "Restriction Period"), Mr. Averick will not, without the prior written consent of Titan, offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of, directly or indirectly, or enter into any transaction designed to, or that might reasonably be expected to, result in the disposition of, any Shares or any securities convertible into, or exchangeable or exercisable for, Shares beneficially owned, held or thereafter acquired by him (the "Restricted Securities"), or publicly disclose an intention to effect any of the foregoing. The Lock-Up Agreement also restricts Mr. Averick from making any demand for, or exercising any right with respect to, the registration of any Restricted Securities. The Lock-Up Agreement terminates automatically upon the earliest to occur of the events specified therein, including if the Underwriting Agreement has not been executed by June 30, 2026.

Because beneficial ownership for purposes of the Lock-Up Agreement is calculated in accordance with Section 13(d) of the Act, the Restricted Securities may include not only Shares held directly by Mr. Averick but also Shares that may be deemed to be beneficially owned by Mr. Averick by virtue of the shared voting and dispositive power described in Item 5, including Shares held by the Trust, M3C and Piton. In addition, the Lock-Up Agreement covers certain transactions designed to, or that might reasonably be expected to, result in a disposition by any affiliate of, or any person in privity with, Mr. Averick or his affiliates, which may be deemed to include the Trust, M3C and Piton. The filing of this Amendment No. 8 shall not be deemed an admission that Mr. Averick or any other Reporting Person is the beneficial owner of any securities covered by the Lock-Up Agreement that he or it does not directly own, and each Reporting Person disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit G hereto and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit G Lock-Up Agreement, dated as of June 1, 2026, between Robert Averick and Titan Partners Group LLC, a division of American Capital Partners, LLC.

## Signatures
- Piton Capital Partners LLC: /s/ Garrett Lynam, Garrett Lynam, as General Counsel of Kokino LLC (as Managing Member of Piton Capital Management LLC, Managing Member of Piton Capital Partners) (06/02/2026)
- Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler: /s/ Jeffrey Robins, Jeffrey Robins, Vice President (06/02/2026)
- Robert Averick: /s/ Robert Averick, Robert Averick (06/02/2026)
- M3C Holdings LLC: /s/ Garrett Lynam, Garrett Lynam, Vice President (06/02/2026)
- OIH LLC: /s/ Brian Olson, Brian Olson, Manager (06/02/2026)